Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

 January 26, 2016

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Garnero Group Acquisition Company
Preliminary Proxy Statement on Schedule 14A
Filed December 23, 2015
File No. 001-36482

Dear Mr. Reynolds:

On behalf of Garnero Group Acquisition Co. (the “Company” or “GGAC”), we respond as follows to the Staff’s comment letter, dated January 19, 2016, relating to the above-captioned Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”). Captions and page references herein correspond to those set forth in the Amendment No. 1 to the Proxy Statement, a copy of which has been marked with the changes from the original filing of the Proxy Statement. We are also delivering three (3) courtesy copies of such marked copy to Mr. Jonathan Burr.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	We note disclosure on page 70 and elsewhere that GGAC’s business combination must be with an entity whose fair market value is at least equal to 80% of the balance in the trust account at the time of the execution of a definitive agreement. Please advise us how the transaction meets this requirement given the consideration is less than $40 million and the trust assets equal approximately $144 million.

We respectfully advise the Staff that, for the purposes of the 80% test, fair market value is not expressly defined in the Company’s governing documents, nor is it defined in the Nasdaq Listing Rules. As such, the Company’s board has the discretion to determine a target company’s fair market value through methods that it deems appropriate. It is generally accepted in the financial community that a company’s fair market value may be established by reference to its enterprise value, and the Company’s board of directors has assessed the fair market value of Q1 Comercial de Roupas S.A. (“Grupo Colombo”) in this manner. The board determined that Grupo Colombo had an enterprise value of approximately US$255 million, well in excess of 80% of the balance of the funds in the trust account. In doing so, the board relied on standard valuation methods, including a discounted cash flow analysis.

Securities and Exchange Commission

January 26, 2016

The $40 million of consideration is simply based on the equity value of Grupo Colombo and does not reflect the total fair market value of the company. Furthermore, the consideration is merely indicative of, and not a conclusive determination of, such equity value, which the board determined to be greater than $40 million. However, even if the consideration were taken as equity value, after taking into account Grupo Colombo’s net debt of approximately $190 million as of September 30, 2015, the enterprise value implied by the consideration would be approximately $230 million, which also is in excess of 80% of the balance of the funds in the trust account.

The Company’s board also relied on the opinion of Hirashima & Associados Consultoria em Transações Societárias Ltda., its financial advisor, in determining the 80% test was met. Such firm rendered a fairness opinion to the Company indicating that the fair market value of Grupo Colombo satisfied the 80% test.

For the foregoing reasons, the Company was comfortable that the fair market value of Grupo Colombo exceeded 80% of the balance in the Company’s trust account.

2.	Please supplementally provide us with copies of any reports or presentations provided to the board in connection with the board’s evaluation of the proposed transaction.

We are providing supplementally herewith copies of all presentations and reports provided to the board in connection with its evaluation of the proposed transaction as requested.

3.	We note that you present financial information in Brazilian reais throughout the filing. In order to enhance investor understanding and consistency with your financial statements, please provide the U.S. dollar equivalent for references to Brazilian reais. For example, we note references to reais in your projections on page 64 and business disclosure starting on page 123.

We have revised the disclosure throughout the Proxy Statement as requested.

4.	Please mark your proxy card as a preliminary copy in accordance with Rule 14a-6(e)(1).

We have revised the proxy card as requested.

Securities and Exchange Commission

January 26, 2016

Summary of the Material Terms of the Business Combination, page 1

5.	Please revise here and where necessary to address the extent to which the proposals are conditioned on one another. In this regard, we note the statement that if the business combination is not approved, other items will not be presented, but it is unclear if the business combination is conditioned on approval of the other proposals.

The business combination is not conditioned upon the approval of any of the other proposals. We have revised the disclosure on pages 4, 13, 48 and 71 of the Proxy Statement as requested to reflect the foregoing.

6.	Please consider adding a graphic to illustrate the different parties and entities before and after completion of the Reorganization and Investment Agreement.

We have added a graphic to illustrate the different parties and entities before and after completion of the Reorganization and Investment Agreement beginning on page 12 of the Proxy Statement.

7.	We note statements in the fourth bullet point on page 1, the fifth paragraph on page 11 and elsewhere indicating that the Controlling Persons will use their commercially reasonable best efforts to effect the Reorganization. Please reconcile with the disclosure on page 19 and elsewhere stating that the business combination is conditioned on completion of the Reorganization. In this regard, it is unclear what material consequences may result if the Controlling Persons do not become direct owners of the Outstanding Shares or if the company does not retain the $200 million tax benefit. Please revise accordingly.

We respectfully advise the Staff that, if the Reorganization is not completed on the terms described in the Investment Agreement and the Proxy Statement, for any reason at all, the Company will not be obligated to consummate the business combination with Grupo Colombo. In addition, if the Controlling Persons do not use commercially reasonable best efforts to complete the Reorganization, the Company also will have a claim against the Controlling Persons for damages or specific performance. We have revised the disclosure on pages 1, 12 and 54 of the Proxy Statement as requested to reflect the foregoing.

8.	Please revise the last Q&A on page 7 and where appropriate to quantify the combined company’s liquidity assuming (i) maximum allowable conversions and (ii) no purchases by Controlling Persons or others. Please clarify the extent to which GGAC could be unable to provide more than nominal capital to the business as a result of significant numbers of conversions that nevertheless do not violate the $5 million threshold.

We have revised the disclosure beginning on page 7 of the Proxy Statement as requested.

Securities and Exchange Commission

January 26, 2016

9.	If you believe you will meet the definition of a foreign private issuer, disclose whether you plan to file on domestic 1934 Act forms after the transaction.

We believe the combined company will meet the definition of a foreign private issuer after the consummation of the business combination. We have revised the disclosure on page 10 of the Proxy Statement as requested.

Summary of the Proxy Statement, page 10

10.	We note from your disclosure that the funds held in the trust account will also be used to pay the Capital Contribution to Grupo Colombo in accordance with the Investment Agreement. We also note from Note 9 for Subsequent Event on page FS-12 that Capital Contribution is eliminated in its entirety. Please clarify or revise the disclosure accordingly.

We have revised the disclosure on page 11 of the Proxy Statement to delete the reference to the Capital Contribution as requested.

Proxy Solicitation, page 17

11.	Please disclose the total estimated cost of the solicitation.

We have revised the disclosure on pages 17 and 52 of the Proxy Statement as requested.

Conditions to the Closing of the Business Combination, page 19.

12.	Please revise the fourth bullet point on page 21 to identify the “certain financial covenants” and clarify if the lenders will commit to waiving the covenants for 60 days after the business combination is in full force and effect.

We have revised the disclosure on pages 21 and 78 of the Proxy Statement to identify the financial covenants and to clarify that the commitment by the lenders to waive the covenants for 60 days after the business combination is in full force and effect.

Comparative per Share Data, page 27

13.	Please revise to describe how you calculate book value per share and pro forma book value per share.

We have revised the table on page 28 of the Proxy Statement to demonstrate the calculation as requested.

Securities and Exchange Commission

January 26, 2016

The exercise of GGAC’s directors’ and officers’ discretion . . ., page 42

14.	Please revise here or where appropriate to further clarify the nature of the “certain changes [that] could be made without further shareholder approval” and the other changes “that would have a material impact” and result in resolicitation. Additionally, please disclose if the “incentives,” transactions and arrangements referenced in the first paragraph on page 18, including put options or warrants for nominal value, would also result in resolicitation.

With respect to the first part of the Staff’s comment, we have revised the disclosure on pages 19 and 42 of the Proxy Statement as requested.

With respect to the second part of the Staff’s comment, the Company does not intend to resolicit proxies based on entry into any of the arrangements described on page 19 of the Proxy Statement, as such arrangements will not have a material impact on GGAC or the combined company and therefore, will not have a material impact on an investor’s analysis of the transaction. This is because GGAC’s initial shareholders, the Controlling Persons or Optionholders or their respective affiliates, rather than GGAC itself, would be the party to any such arrangement. Furthermore, the arrangements would be disclosed on a Current Report on Form 8-K, and, as a result, the information would be publicly available to investors. We therefore respectfully do not believe it is necessary to revise the disclosure in the Proxy Statement in response to this part of the comment.

Open Market Purchases, page 55

15.	Please provide an analysis under Regulation M of the distributions and restricted periods applicable to the merger and related transactions, including planned and possible open market purchases by the Controlling Persons and others.

We respectfully advise the Staff that the restricted period for the distribution of GGAC ordinary shares pursuant to the Investment Agreement has terminated. We assume, without conceding, that the issuance of the ordinary shares under the Investment Agreement would constitute a distribution for the purposes of Regulation M. According to Staff Legal Bulletin No. 9, in the case of an acquisition of a privately held company when the shareholders are not solicited through proxies, the restricted period begins five days before the shareholders are sent a definitive acquisition agreement for execution and ends upon such execution. Applying this guidance to the business combination with Grupo Colombo, the restricted period in connection with the Investment Agreement ended on December 17, 2015, the date the agreement was signed by the shareholders of Grupo Colombo. There is no valuation period under the Investment Agreement which might extend the restricted period or create a new restricted period. Because the planned and possible open market purchases by the Controlling Persons and others will not occur during a restricted period, Regulation M does not prohibit the purchases.

Securities and Exchange Commission

January 26, 2016

Background of the Business Combination, page 57

16.	We note that you have evaluated numerous potential transactions in a wide variety of industry segments. To the extent that any of these evaluations progressed into negotiations, please describe the potential transactions.

Except as already set forth in “The Business Combination Proposal——Background of the Business Combination,” the Company’s evaluation of potential targets did not progress as far as negotiations for a specific transaction. We have revised the disclosure on page 56 of the Proxy Statement as requested to reflect the foregoing.

17.	We note that on February 26, 2015 you mutually agreed to terminate the share purchase agreement and asset purchase agreement with WISeKey. To the extent material, please disclose the reasons for terminating the agreement.

We have revised the disclosure on page 56 of the Proxy Statement as requested.

18.	We note that on May 7 and 8, 2015 you explained the prerequisites to explore a potential transaction. Please describe what prerequisites you presented in this meeting.

We have revised the disclosure on page 57 of the Proxy Statement as requested.

19.	On page 57 you disclose that a Brazilian banker contacted you to discuss Grupo Colombo as a potential target. We also note that the Brazilian banker did attend certain negotiations between you and Grupo Colombo. Please clarify your relationship with the Brazilian banker.

We have revised the disclosure on page 56 of the Proxy Statement as requested.

20.	We note the discussions regarding the Brazilian economy and that you began to modify the terms on page 60. Please discuss the factors that led to these discussions and summarize any material discussions between you and Grupo Colombo regarding the modifications.

We have revised the disclosure on pages 58 to 59 of the Proxy Statement as requested.

21.	We note that on December 16, 2015 before unanimously approving the draft amended and restated investment agreement your board of directors had an extensive discussion with numerous questions. Please summarize the material discussions during this meeting.

We have revised the disclosure on pages 59 to 60 of the Proxy Statement as requested.

Securities and Exchange Commission

January 26, 2016

GGAC’s Board of Directors’ Reasons for Approval of the Business Combination, page 61

22.	We note the negative factors identified at the bottom of page 62, which the GGAC board of directors considered in approving the business combination. Please disclose the extent to which the board also considered the significant and increasing losses that Grupo Colombo has experienced over its past two fiscal years. Also discuss the consideration the board gave to the significant levels of debt of Grupo Colombo. If the board did not discuss these issues, disclose that fact.

We have revised the disclosure on page 61 of the Proxy Statement as requested.

Projections, page 63

23.	Please delete the statement that shareholders are cautioned not to rely on the disclosures regarding projections.

We have revised the disclosure on page 62 of the Proxy Statement as requested.

24.	We note the projections provided on page 64, which do not appear to be in line with historic operating trends. For example, we note an estimated 23.9% projected growth to net revenues in 2016. However, on page 139 you disclose that net revenue decreased 35.92% for the nine months ended September 30, 2015. Please revise here and in MD&A to address the significant differences between historic trends and the projections. Additionally, please further clarify the underlying assumptions, basis for and limitations of the projections. In this regard, please clarify if projections using other assumptions were provided, for example projections not assuming “a recovery of the overall economy” or success of marketing efforts to “have significant impact on the performance of its stores.”

We have revised the disclosure on pages 62 to 63 of the Proxy Statement as requested.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet Note C, page 88

25.	We note you deduct $3 million in pro forma adjustments to combined assuming maximum unaffiliated redemptions on page 85. As a result, the combined assuming maximum unaffiliated redemptions will result in $7 million for the estimated costs of completing the merger. We also note from your Note C that you state “[i]f maximum redemptions occur, the estimated fees to complete the business combination will be $4 million.” Please clarify or revise your disclosure accordingly.

We have revised the disclosure on page 86 of the Proxy Statement as requested. The estimated costs to complete the business combination are only $4 million in the maximum redemptions scenario, as opposed to $7 million in the other two scenarios, because the fees payable to certain of the financial advisors are dependent on the amount remaining in the trust account at the closing of the business combination, after giving effect to payments to public shareholders who exercise their conversion rights.

Securities and Exchange Commission

January 26, 2016

Note D, page 88

26.	We note you use the fair value of shares to be issued at December 11, 2015. Please revise to provide a sensitivity analysis for the range of possible fair values of shares to be issued for the transaction based on upon percentage increase and decreases in the recent stock price. In this regard, the appropriate percentages should be reasonable in light of your stock’s volatility.

We have revised the disclosure on page 86 of the Proxy Statement to include a sensitivity analysis as requested.

27.	Please tell us why the offsetting entry for the $5.751 million adjustment to other assets is a charge to accumulated deficit, rather than a reclassification adjustment to lease rights. Since $5.751 million in lease rights were already included in the net assets acquired, please also tell us why your purchase price allocation disclosures shown on page 89 reflect an additional $23 million of the excess of purchase price over fair value of assets acquired being allocated to lease rights, rather than $17.249 million. Please revise your pro forma adjustments and note disclosure, as necessary.

We have revised the disclosure on pages 83 and 87 of the Proxy Statement to record the $5.751 million as an adjustment to lease rights and to correct the purchase price allocation.

28.	On page 89, you disclose that goodwill is estimated to be $82.376 million. However, you then record it at $112.376 million in the pro forma balance sheet on page 85. Please make the appropriate revisions, so that your note supports the pro forma adjustment made.

We have revised the footnote disclosure on page 87 of the Proxy Statement to include deferred taxes, which reconciles the tabular and footnote disclosure, as requested.

29.	Considering the significant amount of goodwill to be recognized, please revise your disclosure to include a qualitative description of the factors that resulted in the recognition of goodwill. In addition, disclose the total amount of goodwill that is expected to be deductible for tax purposes.

Goodwill is based on the estimated future profitability of Grupo Colombo. It is supported by Grupo Colombo’s future cash flow and a discounted cash flow analysis. Goodwill includes assets that do not meet identification criteria, such as management capability, market share and workforce. No goodwill will be deductible for tax purposes. Under Brazilian law, amortization of goodwill for tax purposes requires that the acquirer and the acquiree combine through a merger. Goodwill and operations must remain together.

We have revised the disclosure on page 88 of the Proxy Statement to reflect the foregoing as requested.

Securities and Exchange Commission

January 26, 2016

Note G, page 90

30.	We note from page 83 that the presentation for assuming maximum unaffiliated redemption assumes that the Controlling Persons make the full $30 million of open market purchases and all public shareholders, other than the Controlling Persons, seek conversion of their GGAC ordinary shares into a pro rata share of the trust account. However Note G describes “assuming maximum redemption plus $25 million form Grupo Colombo’s previous stockholders.” Please revise or clarify to explain the difference.

We have revised the disclosure on page 88 of the Proxy Statement as requested.

Note I, page 90

31.	Please disclose how $30 million is calculated for the pro forma adjustment to the deferred taxes.

We have revised the disclosure on page 89 of the Proxy statement to demonstrate the deferred tax adjustment calculation as requested.

Notes to Unaudited Pro Forma Condensed Combined Statements of Operations, page 90

32.	Please add a note that reconciles in columnar form from the amounts presented in Grupo Colombo’s audited statement of operations for the year ended December 31, 2014 on page FS-31 to the Grupo Colombo amounts presented for the twelve months ended June 30, 2015 on page 86.

We have revised the disclosure on page 90 of the Proxy statement to reconcile the financial information for the year ended December 31, 2014 to the financial information for the twelve months ended June 30, 2015, as requested.

33.	Please revise your Note 1 and Note 2 to disclose how the adjustment numbers are calculated.

We have revised the disclosure on page 89 of the Proxy statement to demonstrate the adjustment calculations as requested.

Securities and Exchange Commission

January 26, 2016

Information about Executive Officers, Directors and Nominees, page 103

34.	Please provide the last five years of business experience for Denis Piovezan.

We have revised the disclosure on page 103 of the Proxy Statement to provide the last five years of business experience for Denis Piovezan.

Compensation of the Executive Officers and Directors, page 112

35.	Please revise the values in the tables on page 112 to present the data in U.S. dollars. See Instruction 2 to Item 402(c) of Regulation S-K.

We have revised the disclosure on page 111 of the Proxy Statement as requested.

Management’s Discussion and Analysis. . . . of Grupo Colombo, page 132

36.	Please provide any off-balance sheet arrangements and the contractual obligation table for Grupo Colombo. See Item 303(a)(4) and Item 303(a)(5) of Regulation S-K.

We have revised the disclosure on page 143 of the Proxy Statement as requested.

Results of Operations, page 137

37.	Please disclose the numbers of stores opened and closed for the periods presented. Results of Operations for Nine Months Ended September 30, 2015 and 2014, page 138

We have revised the disclosure on page 134 of the Proxy Statement to disclose the number of stores opened and closed for the periods presented.

38.	Please revise your discussion of gross profit, selling, general and administrative expenses, depreciation and amortization and other expenses, net to include the impact of changes of foreign currency exchange rate.

We have revised the discussion of gross profit, selling, general and administrative expenses, depreciation and amortization and other expenses, net on pages 134 to 136 of the Proxy Statement to include the impact of changes of foreign currency exchange rate, as requested.

39.	We note that your gross profit decreased 30.09%. Please describe the causes for this material change. Additionally, please describe the causes for the 26.58% increase in other expenses. See Instruction 3 to Item 303(b) of Regulation S-K.

We have revised the disclosure on pages 135 and 136 of the Proxy Statement to describe the causes for the decrease in gross profit and increase in other expenses, as requested.

Securities and Exchange Commission

January 26, 2016

Net Revenue, page 138

40.	We note from your discussion that you attributed the decrease of net revenue to closing of non-profitable stores, freezing on marketing investments and the changes of foreign exchange rate. Please revise to describe your marketing investment and clarify how you quantify the percentage of decrease in net revenue attributable to the freezing on marketing investments. In addition, discuss the amounts of revenues generated from 56 new stores opened in 2014 that impact the comparability of the revenue between the interim periods in 2015 and 2014.

We have revised the disclosure on page 135 of the Proxy Statement, as requested.

Gross Profit, page 138

41.	We note from your discussion of gross profit that “the continuous improvement of inventory management and price positioning, gross margins reached 60.2% in the nine months ended September 30, 2015 against 55.2% in the nine months ended September 30, 2014.” Please revise to describe your continuous improvement of inventory management and price positioning and discuss how they improved your gross profit margin while your gross profit decreased.

We have revised the disclosure on page 135 of the Proxy Statement, as requested.

Selling, general and administrative expenses, page 139

42.	You quantify the reduction of headcount for $0.9 million but the overall decrease of selling, general and administrative expense was about $21.194 million. Please revise your discussion to quantify other factors that contributed the decrease of selling, general and administrative expenses for $21.194 million.

We have revised the disclosure on page 135 of the Proxy Statement to clarify that the decrease in selling, general and administrative expense was primarily attributable to foreign exchange rates.

Depreciation and amortization and other expenses, net, page 139

43.	You describe the amounts of depreciation and amortization and other expenses, net, and the percentages of changes over the periods, but do not explain why the balances between periods changed. Please discuss the primary factors that changed these balances. In addition, disclose what items you net against other expenses.

We have revised the disclosure on page 136 of the Proxy Statement to discuss the primary factors that changed these balances and to disclose what items Grupo Colombo nets against other expenses, as requested.

Securities and Exchange Commission

January 26, 2016

Results of Operations for Years Ended December 31, 2014, 2013, and 2012, page 140

44.	Please revise your discussion of results of operations to include the impact of the foreign exchange rate fluctuations between periods and quantify the underlying factors that attributed to the changes of the balances between periods.

We have revised the disclosure on pages 137 to 138 of the Proxy Statement as requested.

45.	We note that your net revenue increased 6.52% in 2014 compared to 2013 “mainly due to the increase of same store sales and the opening of 56 new stores.” Please quantify the approximate proportion attributed to each reason. In this regard, quantify the approximate proportion throughout your results of operations disclosure where you attribute material changes to multiple reasons.

We have revised the disclosure on page 137 of the Proxy Statement as requested.

46.	We note your discussion of gross profit. Please revise to discuss how price adjustments and merchandise management improvement at point of sale would increase your gross profit.

We have revised the disclosure on pages 137 of the Proxy Statement to disclose that the increase in gross profit was primarily attributable to gains of efficiency at store level, same-store sales growth and new store openings.

47.	We note that the amount you have spent on advertising and marketing has declined since 2013. Additionally, on page 138 you attribute 8.6% of your decrease in net revenue to the freezing of marketing investments. Regarding your marketing efforts, please describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues from continuing operations. See Item 303(a)(3)(ii) of Regulation S-K.

We have revised the disclosure on page 135 of the Proxy Statement to discuss known trends and uncertainties regarding Grupo Colombo’s marketing efforts.

Liquidity and Capital Resources, page 142

48.	Please provide a discussion of your operating cash flows for the periods presented. In this regard, your discussion should identify and describe the primary drivers of your operating cash flows and discuss the underlying reasons for increases/decreases in non-cash items and significant changes in assets and liabilities that cause your operating cash flows to fluctuate. For guidance, refer to SEC Release No. 33-8350.

We have revised the discussion of operating cash flows on pages 138 to 139 to identify and describe the primary drivers of Grupo Colombo’s operating cash flows and to discuss the underlying reasons for increases/decreases in non-cash items and significant changes in assets and liabilities that cause Grupo Colombo’s operating cash flows to fluctuate.

Securities and Exchange Commission

January 26, 2016

49.	We note from your disclosure that “[your] working capital requirements, or the difference between suppliers and inventories, improved by 160 days in 2014, as compared to 2013, due to a better management over accounts payable as a result of better terms and conditions for purchasing.” Please revise to clarify why your working capital requirements are the difference between suppliers and inventories and tell us how the 160 day improvement was calculated. In addition, describe your management over accounts payable that resulted in better terms and conditions for purchasing.

We have revised the disclosure on pages 139 to 140 to clarify the methodology used to calculate working capital days and to describe Grupo Colombo’s management over accounts payable that resulted in better terms and conditions for purchasing.

50.	We note from page FS-52 that you are not in compliance with various covenants required by the working capital loans from several local financial institutions. Please revise to disclose these covenants and discuss how you intend to resolve the noncompliance.

Grupo Colombo presently has effective waivers with respect to each incidence of noncompliance. We have revised the disclosure on page FS-48 to reflect the foregoing.

51.	Please revise the discussion of liquidity and capital resources to include the interim period for the nine months ended September 30, 2015.

We have revised the discussion of liquidity and capital resources on pages 138 to 140 to include the interim period for the nine months ended September 30, 2015, as requested.

Investment Plan, page 145

52.	You state that “[you] believe that existing resources and operating income will be sufficient for [your] capital expenditure and investment plan and meet [your] liquidity requirements for the next 12 months.” Your statements of cash flows on page FS-34 show you had negative operating cash flows for the years ended December 2012, 2013, 2014 and nine months ended September 30, 2015. Given your history of negative operating cash flows, please clarify your statement that your existing resources and operating income will be sufficient for your capital expenditure and investment plans and discuss how you intend to meet your liquidity requirements for the next 12 months.

We respectfully advise the Staff that Grupo Colombo’s negative operating cash flows were primarily related to negative net losses during the periods presented. The increase in net losses, in turn, was primarily attributable to an increase in interest payments as well as tax penalties and interest for the periods presented. The company has had increasing indebtedness, and interest rates have been rising in Brazil since 2013.

Securities and Exchange Commission

January 26, 2016

However, Grupo Colombo has consistently presented positive Income from Operations (gross profit less operating expenses) and EBITDA over the periods presented, including for the nine months ended September 30, 2015.

We anticipate that the business combination will result in an infusion of cash that will allow Grupo Colombo to reduce its indebtedness. If the business combination is not successful or does not result in a significant infusion of cash, Grupo Colombo will focus its efforts on renegotiating debt terms with banks and suppliers in order to equalize its cash flow needs, which is consistent with the approach that many companies in Brazil are taking in response to current economic conditions.

GGAC Related Person Transactions, page 150

53.	Please disclose here and throughout your proxy statement the name of the affiliate who purchased 501,250 private units in the private placement.

We have revised the disclosure on pages 18, 40, 69, 118, 147 and 148 of the Proxy Statement as requested.

54.	We note that your Chief Executive Officer executed four separate commitment letters to loan you up to $920,000. Please disclose the information required by Item 404(a)(5) of Regulation S-K. For example we note there is no discussion regarding interest or interest rates. Additionally, please reconcile this disclosure with Note 3 on page FS-8, which indicates your CEO executed five commitment letters.

We have revised the disclosure on page 149 of the Proxy Statement as requested.

Q1 Comercial de Roupas S.A. Financial Statements

Report of Independent Registered Public Accounting Firm, page FS-29

55.	Please make arrangements with the auditors for them to revise the opinion paragraph of their report to also cover the results of operations and cash flows for the year ended December 31, 2012.

The auditors have revised the opinion paragraph of the auditor’s report to cover the results of operations and the cash flows for the year ended December 31, 2012.

Securities and Exchange Commission

January 26, 2016

3. Summary of Significant Accounting Policies, page FS-37

56.	Please disclose the types of expenses you include in the cost of goods sold line item and the types of expenses you include in the operating expenses, net line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. If you currently exclude a portion of these costs from cost of goods sold, please disclose:

●	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

●	in management’s discussion and analysis that your gross profit and gross margin may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit and gross margin, including them instead in another line item, such as operating expenses, net.

We have revised the footnote disclosures on page FS-41 of the Proxy Statement to include a paragraph in the Summary of Significant Accounting Policies which identifies the types of expenses that are included in the costs of goods sold line item, and those that are included in the operating expenses line item, as follows:

“Costs of Goods Sold

Costs of goods sold include the cost of merchandise (including inbound freight charges), net of vendor rebates, as well as inventory shrinkage and lower-of-cost or market adjustments. Shipping and logistic expenses, which include costs associated with receiving, processing and warehousing merchandise are included in operating expenses in the accompanying Consolidated Statements of Operations (see Footnote 18).”

We have also disclosed in management’s discussion and analysis on pages 135 and 137 of the Proxy Statement that Grupo Colombo’s gross profit may not be comparable to other entities, since some entities include all of the costs related to storage and distribution of the product in cost of goods sold, while Grupo Colombo reports shipping and logistic expenses, which include costs associated with receiving, processing and warehousing its merchandise, in operating expenses on its Consolidated Statements of Operations.

Securities and Exchange Commission

January 26, 2016

Accounts Receivable, page FS-38

57.	Please separately disclose the outstanding balances of credit card receivables and receivables from wholesale as of each balance sheet date presented.

We have modified the disclosure on page FS-38 of the Proxy Statement to include the amounts of accounts receivable related to credit card receivables and wholesale receivables, as well as the allowance or doubtful wholesale receivables, as requested.

Revenue Recognition, page FS-43

58.	Please disclose your accounting policy for the merchandise returns. 9. Debt, page FS-51

We have revised the accounting policy disclosure on page FS-41 of the Proxy Statement to include the following related to merchandise returns:

“The Company does not accept merchandise returns for cash refunds or store credits. Merchandise may only be returned for an even exchange.”

59.	We note from your disclosure on page 142 that you issued two series of debentures in Brazil on April 1, 2011 and the maturity date of both debentures is July 1, 2019. In addition you disclose that the debentures related to the second series were liquidated. We also note from page 143 that you issued the third series of debentures on April 25, 2013. Please tell us where these three issuances of debentures are disclosed in the footnotes to your financial statements. If they are not disclosed, please revise your footnote disclosures, as necessary.

We have revised the debt footnote on page FS-47 of the Proxy Statement to include disclosure regarding the issuance of these three series’ of debentures.

15. Income Taxes, page FS-57

60.	Based on the disclosure of your income taxes on page 135, please clarify for us whether you had unrecognized tax benefits for the periods presented. To the extent there were unrecognized tax benefits, please revise to provide unrecognized tax benefit related disclosures pursuant to ASC 740-10-50-15.

We have revised the disclosure on page FS-52 of the Proxy Statement to include the following:

“Management has evaluated and concluded that there were no material uncertain tax positions requiring recognition in the Company’s Consolidated Financial Statements as of December 31, 2014 and 2013. The Company does not expect any significant changes in its unrecognized tax benefits within twelve months of the reporting date.”

* * * * * * * * * * * * *

Securities and Exchange Commission

January 26, 2016

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

JMG:kab

Enclosure

cc:           Mr. Mario Garnero